UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

LAIX Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.001 per share

(Title of Class of Securities)

50736W105**

(CUSIP Number)

Yi Wang

Joyx Holdings Ltd.

Zheren Hu

Muang Holdings Ltd.

Hui Lin

Ulingo Holdings Ltd.

3/F, Building B, No. 1687 Changyang Road

Yangpu District, Shanghai, 200090, People’s Republic of China

Telephone: +86-21-3511-7188

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

This statement on Schedule 13D constitutes an initial Schedule 13D filed jointly by Mr. Yi Wang, Mr. Zheren Hu, Mr. Hui Lin, Joyx Holdings Ltd., Muang Holdings Ltd., and Ulingo Holdings Ltd. with respect to ordinary shares (“Ordinary Shares”), comprising Class A ordinary shares, par value US$0.001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value $0.001 per share (“Class B Ordinary Shares”), of LAIX Inc., a Cayman Islands company (the “Company”).

**	The CUSIP number of 50736W105 applies to the American depositary shares of the Issuer (“ADSs”). Each ADS represents one Class A Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50736W105	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Yi Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,753,847 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,753,847 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,753,847 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6% of the Ordinary Shares (representing 51.8% of the total outstanding voting power) (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Representing 11,753,847 Class B Ordinary Shares owned by Joyx Holdings Ltd. (“Joyx Holdings”), a British Virgin Islands business company limited by shares beneficially owned by Mr. Yi Wang. Joyx Holdings is ultimately held by Joyx Trust, a trust established under the laws of British Virgin Islands and managed by UBS Trustees (B.V.I.) Limited as the trustee. Under the terms of this trust, Mr. Yi Wang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Joyx Holdings in the Company. The registered address of Joyx Holdings is Start Chambers, Wickham’s Cay II., P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(2)

Based on 49,897,889 Ordinary Shares as a single class, being the sum of 30,222,215 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares outstanding as of July 31, 2021 as provided by the Company, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 50736W105	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Joyx Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,753,847 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,753,847 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,753,847 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6% of the Ordinary Shares (representing 51.8% of the total outstanding voting power) (3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(3)

Based on 49,897,889 Ordinary Shares as a single class, being the sum of 30,222,215 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares outstanding as of July 31, 2021 as provided by the Company, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 50736W105	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Zheren Hu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,160,931 Ordinary Shares(4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,160,931 Ordinary Shares(4)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,160,931 Ordinary Shares(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3% of the Ordinary Shares (representing 22.1% of the total outstanding voting power) (5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(4)

Representing (i) 5,010,931 Class B Ordinary Shares held by Muang Holdings Ltd. (“Muang Holdings”), a British Virgin Islands business company beneficially owned by Mr. Zheren Hu, and (ii) 150,000 Class A Ordinary Shares issuable upon the exercise of the options held by Mr. Zheren Hu that are vested or will be vested within 60 days after the date hereof. Muang Holdings Ltd. is ultimately held by Muang Trust, a trust established under the laws of British Virgin Islands and managed by UBS Trustees (B.V.I.) Limited as the trustee. Under the terms of this trust, Mr. Zheren Hu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Muang Holdings Ltd. in the Company. The registered address of Muang Holdings is Start Chambers, Wickham’s Cay II., P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(5)

Based on 49,897,889 Ordinary Shares as a single class, being the sum of 30,222,215 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares outstanding as of July 31, 2021 as provided by the Company, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 50736W105	13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Muang Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,010,931 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,010,931 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,010,931 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0% of the Ordinary Shares (representing 22.1% of the total outstanding voting power) (6)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(6)

Based on 49,897,889 Ordinary Shares as a single class, being the sum of 30,222,215 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares outstanding as of July 31, 2021 as provided by the Company, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 50736W105	13D	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS Hui Lin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,970,896 Ordinary Shares(7)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,970,896 Ordinary Shares(7)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,970,896 Ordinary Shares(7)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% of the Ordinary Shares (representing 12.8% of the total outstanding voting power) (8)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(7)

Representing (i) 2,910,896 Class B Ordinary Shares held by Ulingo Holdings Ltd. (“Ulingo Holdings”), a British Virgin Islands business company beneficially owned by Mr. Hui Lin, and (ii) 60,000 Class A Ordinary Shares issuable upon the exercise of the options held by Mr. Hui Lin that are vested or will be vested within 60 days after the date hereof. Ulingo Holdings Ltd. is ultimately held by The Lin Family Trust, a trust established under the laws of British Virgin Islands and managed by UBS Trustees (B.V.I.) Limited as the trustee. Under the terms of this trust, Mr. Hui Lin has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Ulingo Holdings Ltd. in the Company. The registered address of Ulingo Holdings is Start Chambers, Wickham’s Cay II., P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(8)

Based on 49,897,889 Ordinary Shares as a single class, being the sum of 30,222,215 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares outstanding as of July 31, 2021 as provided by the Company, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 50736W105	13D	Page 7 of 10 Pages

1	NAMES OF REPORTING PERSONS Ulingo Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,910,896 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,910,896 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,910,896 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% of the Ordinary Shares (representing 12.8% of the total outstanding voting power) (9)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(9)

Based on 49,897,889 Ordinary Shares as a single class, being the sum of 30,222,215 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares outstanding as of July 31, 2021 as provided by the Company, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 50736W105	13D	Page 8 of 10 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the Ordinary Shares of the Company. The Ordinary Shares of the Company consist of Class A Ordinary Shares and Class B Ordinary Shares, par value US$0.001 per share.

The Company’s ADSs are listed on the New York Stock Exchange under the symbol “LAIX.”

The principal executive offices of the Company are located at 3/F, Building B, No. 1687 Changyang Road, Yangpu District, Shanghai, 200090, People’s Republic of China (the “PRC”).

Item 2. Identity and Background.

Mr. Yi Wang, Mr. Zheren Hu, Mr. Hui Lin, Joyx Holdings, Muang Holdings, and Ulingo Holdings are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.”

(a)–(c), (f) This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D.

Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Ordinary Shares held by each other Reporting Person.

The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k).

Mr. Yi Wang is the co-founder, chairman of the board of the directors, and chief executive officer of the Company. Mr. Yi Wang is a citizen of the PRC. Joyx Holdings is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Joyx Holdings is ultimately held by Joyx Trust, a trust established under the laws of British Virgin Islands and managed by UBS Trustees (B.V.I.) Limited as the trustee. Under the terms of this trust, Mr. Yi Wang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Joyx Holdings in the Company. The principal business address of each of Mr. Yi Wang and Joyx Holdings is c/o 3/F, Building B, No. 1687 Changyang Road, Yangpu District, Shanghai 200090, the PRC.

Mr. Zheren Hu is the co-founder, director, and chief technology officer of the Company. Mr. Zheren Hu is a citizen of the PRC. Muang Holdings is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Muang Holdings Ltd. is ultimately held by Muang Trust, a trust established under the laws of British Virgin Islands and managed by UBS Trustees (B.V.I.) Limited as the trustee. Under the terms of this trust, Mr. Zheren Hu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Muang Holdings Ltd. in the Company. The principal business address of each of Mr. Zheren Hu and Muang Holdings is c/o 3/F, Building B, No. 1687 Changyang Road, Yangpu District, Shanghai 200090, the PRC.

Mr. Hui Lin is the co-founder, director, and chief scientist of the Company. Mr. Hui Lin is a citizen of the PRC. Ulingo Holdings is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Ulingo Holdings Ltd. is ultimately held by The Lin Family Trust, a trust established under the laws of British Virgin Islands and managed by UBS Trustees (B.V.I.) Limited as the trustee. Under the terms of this trust, Mr. Hui Lin has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Ulingo Holdings Ltd. in the Company. The principal business address of each of Mr. Hui Lin and Ulingo Holdings is c/o 3/F, Building B, No. 1687 Changyang Road, Yangpu District, Shanghai 200090, the PRC.

CUSIP No. 50736W105	13D	Page 9 of 10 Pages

The name, business address, present principal occupation or employment and citizenship of each director of Joyx Holdings, Muang Holdings, and Ulingo Holdings are set forth on Schedule A hereto and are incorporated herein by reference.

(d) – (e) During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons anticipate that, at the price per Ordinary Share set forth in the Proposal (as described in Item 4 below), approximately US$34,151,103 will be expended in acquiring the 30,222,215 Ordinary Shares not currently owned by the Reporting Persons (the “Publicly Held Shares”).

It is anticipated that the funding for the acquisition of the Publicly Held Shares will be provided by equity capital arranged by the Reporting Persons. It is also anticipated that Reporting Persons who are existing shareholders of the Company will roll over their equity interests in the Company to an acquisition vehicle.

Item 4. Purpose of Transaction.

On August 4, 2021, Mr. Yi Wang, Mr. Zheren Hu, Mr. Hui Lin and PCIL IV Limited (collectively, the “Buyer Group”) entered into a consortium agreement (the “Consortium Agreement”), pursuant to which all parties intend to cooperate in good faith to acquire all of the outstanding Ordinary Shares of the Company other than those Ordinary Shares beneficially owned by the Buyer Group, through a going-private transaction.

On the same date, the Buyer Group jointly submitted a non-binding proposal (the “Proposal”) to the Company’s board of directors related to the proposed acquisition of all of the Ordinary Shares not beneficially owned by the Buyer Group for cash consideration equal to US$1.13 per Ordinary Share or ADS in cash (the “Proposed Transaction”).

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of definitive agreements mutually acceptable in form and substance to the Company and the Buyer Group. Neither the Company nor the Buyer Group is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

If the Proposed Transaction is completed, the Company’s Ordinary Shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the New York Stock Exchange.

References to the Consortium Agreement and Proposal in this Schedule 13D are qualified in their entirety by reference to the Consortium Agreement and the Proposal, a copy of which is attached hereto as Exhibit B and Exhibit C, respectively, and incorporated herein by reference in its entirety.

CUSIP No. 50736W105	13D	Page 10 of 10 Pages

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)–(b)     The responses of each Reporting Person to Rows (11) through (13) of the cover pages and the paragraphs 5 through 7 under Item 2 of this Schedule 13D are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 49,897,889 Ordinary Shares as a single class, being the sum of 30,222,215 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares outstanding as of July 31, 2021 as provided by the Company, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The descriptions of the principal terms of the Consortium Agreement and Proposal under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement dated August 12, 2021 by and between the Reporting Persons.

B	Consortium Agreement dated August 4, 2021 by and among Mr. Yi Wang, Mr. Zheren Hu, Mr. Hui Lin, and PCIL IV Limited.

C	Proposal Letter dated August 4, 2021 from Mr. Yi Wang, Mr. Zheren Hu, Mr. Hui Lin, and PCIL IV Limited to the board of directors of the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2021
Yi Wang		/s/ Yi Wang
Joyx Holdings Ltd.	By:	/s/ Yi Wang
Name: Yi Wang
Title: Authorized Signatory
Zheren Hu		/s/ Zheren Hu
Muang Holdings Ltd.	By:	/s/ Zheren Hu
Name: Zheren Hu
Title: Authorized Signatory
Hui Lin		/s/ Hui Lin
Ulingo Holdings Ltd.	By:	/s/ Hui Lin
Name: Hui Lin
Title: Authorized Signatory

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Joyx Holdings Ltd.

The names of the directors and the names and titles of the executive officers of Joyx Holdings and their principal occupations are set forth below. The business address of each of the following individuals is c/o 3/F, Building B, No. 1687 Changyang Road, Yangpu District, Shanghai 200090, the People’s Republic of China.

Name	Present Principal Occupation	Citizenship
Directors:
Yi Wang	Director	People’s Republic of China
Executive Officers:
N/A

Muang Holdings Ltd.

The names of the directors and the names and titles of the executive officers of Muang Holdings and their principal occupations are set forth below. The business address of Mr. Zheren Hu is c/o 3/F, Building B, No. 1687 Changyang Road, Yangpu District, Shanghai 200090, the People’s Republic of China. The business address of each of Kensington Global Incorporation Limited and EMBRACE MOON LIMITED is 80 Main Street, P.O. Box 3200, Road Town, Tortola, VG1110, Virgin Islands, British.

Name	Present Principal Occupation	Citizenship
Directors:
Zheren Hu	Director	People’s Republic of China
Kensington Global Incorporation Limited	Director	British Virgin Islands
EMBRACE MOON LIMITED	Director	British Virgin Islands
Executive Officers:
N/A

Ulingo Holdings Ltd.

The names of the directors and the names and titles of the executive officers of Ulingo Holdings and their principal occupations are set forth below. The business address of each of the following individuals is c/o 3/F, Building B, No. 1687 Changyang Road, Yangpu District, Shanghai 200090, the People’s Republic of China.

Name	Present Principal Occupation	Citizenship
Directors:
Hui Lin	Director	People’s Republic of China

Executive Officers:
N/A